SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ [National Roll of Legal Entities] nº 01.832.635/0001-18

NIRE nº 35.300.150.007

Open-capital Company with Authorized Capital– CVM nº 016390

CALL NOTICE

GENERAL EXTRAORDINARY MEETING

TAM S.A. (hereinafter referred to as “Company”) stockholders are invited to meet at 10:30 am, on April 29,  2011, at the headquarters in the City of São Paulo, State of  São Paulo, at Av. Jurandir, n.° 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, in order to decide on the following agenda of the day:

(a) Election of Mr. Antônio Luiz Pizarro Manso, as the new member of Administration Council to replace the resigning Council member, Mr. Alexandre Gonçalves Silva.

The Company informs the following are available to the Stockholders, at the Company’s headquarters, at Investors Relations site (www.tam.com.br/ri), and BM&FBOVESPA (www.bmfbovespa.com.br) and Exchange Securities (www.cvm.gov.br) site: (i) Manual to Attend the General Extraordinary Meeting, containing all other information required by CVM Instructions nos. 480/09 e 481/09, on the matter to be analyzed and discussed.

General Instructions:

According to the provisions under article 126 of Law no. 6.404/76, and subsequent amendments, all stockholders of the stocks issued by the Company should attend the Meeting herein called,  personally or by their legal representatives or attorneys-in-fact provided however, said stocks are booked on their behalf before the depositary financial institution in charge for the service on Company’s stocks, Banco Itaú S.A., up to 24 (twenty-four) hours prior to the date indicated in this Call Notice, as determined by the Company’s Bylaws.

Stockholders shall appear before the time indicted to the beginning of the Meeting, with the following documents:

•         Identification document and statement issued by trustee body indicating stockholding;

•         If stockholder could not attend the General Meeting, then he would be represented by an attorney-in-fact, according to the legal conditions;

•         In order to speed the process and facilitate the Meeting’s work, the evidence of      the stockers title and the power-of-attorney should be deposited at Company’s       headquarters, upon stockholder discretion, up to 2 (two) business days prior to        the date  scheduled to the Meeting.

•         Any explanations deemed necessary should be obtained at Investors Relations Site – www.tam.com.br/ri.

São Paulo (SP), April 13, 2011.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairwoman of Administration Council

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.